EXHIBIT 12.1

Calculation of Earnings to Fixed Charges

	Year ended December 31,				Year ended September 30,	Three months ended December 31,
	2005	2004	2003	2002	2001	2001	2000
Interest expensed	3,255	3,152	2,565	2,138	5,064	681	1,590
Capitalized securitization cost	—	—	625	200	600	—	600
Capitalized convertible debt costs	1,383	1,878	2,476	—	—	—	—
Capitalized line of credit costs	61	387
Preferred dividends adjusted to pre-tax at current tax rates	—	—	25	1,295	2,005	495	502

Fixed charges	4,699	5,417	5,691	3,633	7,669	1,176	2,692

Pretax income	120	22,248	26,180	17,907	1,419	1,156	(893)
Add: Fixed charges	4,699	5,417	5,691	3,633	7,669	1,176	2,692
Less: Preferred dividends adjusted to current tax rate	—	—	(25)	(1,295)	(2,005)	(495)	(502)

Adjusted earnings	4,819	27,665	31,846	20,245	7,083	1,837	1,297

Earnings to fixed charges ratio	103%	511%	560%	557%	92%	156%	48%